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Tejal Pastakia

at Pastakia & Associates, LLC

Greater Seattle Area · 500+ connections · See contact info

Pastakia & Associates, LLC

University of Washington

About

Tejal Pastakia is the founder and principal of Pastakia & Associates, LLC. Project types include urban mixed-use, mixed-income, historic renovation & adaptive reuse, affordable housing and collegiate services. In-depth knowledge of innovative development tools, sustainable development techniques, public/private pai ... see more

Seattle Property Development | Pastakia + Associates, LLC

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Excited to announce the opening of our latest project in the Greenwood...

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Experience

Founder, Principal

Pastakia & Associates, LLC

Mar 2010 – Present · 9 yrs 4 mos

94 Pike Street #36 Seattle Washington

WHO WE ARE

Pastakia & Associates, LLC is a real estate development firm specializing in mixed use, urban infill projects in the Puget Sound area. Our vision is simple – creating enduring value through "place making". We partner with landowners, investors and developers to bring projects to life. We are passionate about maximizing the value we create of our clients' real estate assets, while showcasing their responsibility to the community at large. At every stage of development, from feasibility analysis, entitlements, construction and lease up, our passion for the built environment informs our work.... See more

Senior Development Manager

Heartland LLC

Apr 2009 – Jan 2010 · 10 mos

Greater Seattle Area

Real Estate Development Services

Aug 2007 – Apr 2009 · 1 yr 9 mos
2003 Western Avenue, Seattle WA 98101

The Endeavour Group specializes in providing real estate development and consulting services to individuals and companies that seek innovative solutions to their real estate needs. We recognize that there are different ways to develop. However, the key to effective development is in knowing which decisions will create financial value for an owner and an asset f... See more

Project Manager
Lorig Associates, LLC
2002 – 2007 · 5 yrs
2025 First Avenue, Seattle, Wa 98101

Served as Project Manager on several mixed use urban infill projects types that included renovation; academic institutions and student housing.

Education

University of Washington
Commerical Real Estate Certificate, Real Estate
2005 – 2006

Master Of Architecture

University of Washington
Master of Architecture, Architecture
1995 – 1996

Urban Design Certificate

University of Oklahoma
Bachelor of Architecture, Architecture
1990 – 1994

Summa cumme Laude

Volunteer Experience

Real Estate Committe Board Member
Historic Seattle
Jan 2008 – Present • 11 yrs 6 mos
Economic Empowerment

Provde real estate and historic presevation expertise for the acquisition and preservation of historic structres in the Northwest

Treasurer
ARCADE
Arts and Culture

Program Committee Member
NAIOP
Jul 2014 • 1 mo
Education

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Real Estate Development · 43

Endorsed by **Maria Barrientos and 1 other who is highly skilled at this**

Endorsed by **3 of Tejal's colleagues at Lorig Management Services**

Mixed-use · 23

Endorsed by **Maria Barrientos and 2 others who are highly skilled at this**

Endorsed by **3 of Tejal's colleagues at Lorig Management Services**

Entitlements · 20

Jeffery Folck and 19 connections have given endorsements for this skill

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